

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2018

Martin Ward
Chief Financial Officer
One Horizon Group, Inc.
34 South Molton Street
WIK 5RG
London
United Kingdom

     Re: One Horizon Group, Inc.
          Registration Statement on Form S-3
          Filed December 27, 2017
          File No. 333-222295

Dear Mr. Ward:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Paul Fischer at 202-551-3415 with any questions.

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